Exhibit 21.1

Subsidiaries of Digital Brands Group, Inc.

Name of Subsidiary	Jurisdiction of Organization
Harper & Jones LLC	Texas
Bailey 44, LLC	Delaware
Mosbest LLC	California
Sunnyside, LLC	California